Celltrion and Teva Announce U.S. FDA Acceptance of Biologics License Application for Proposed
Biosimilar to Rituxan® (rituximab)

INCHEON, REPUBLIC OF KOREA and JERUSALEM, June 29, 2017 – Celltrion, Inc., a global biopharmaceutical company, and Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has accepted for review the Biologics License Application (BLA) for CT-P10, a proposed Monoclonal Antibody (mAb) biosimilar to Rituxan®1 (rituximab), which is used to treat patients with non-Hodgkin’s lymphoma (NHL), chronic lymphocytic leukemia (CLL), rheumatoid arthritis (RA), granulomatosis with polyangiitis and microscopic polyangiitis.

“As the global leader in biosimilars who brought Inflectra, the world’s first mAb biosimilar approved by the FDA, to the U.S., we are pleased and honored to have this opportunity to once again work with the FDA on CT-P10,” said Woo Sung Kee, Chief Executive Officer of Celltrion. “CT-P10, which has been approved in the EU, is continuing to build a solid track record since its launch there earlier this year and has provided patients with access to a high quality treatment option and has offered great savings in healthcare costs. I am hopeful that CT-P10 will bring similar benefits to the U.S. when approved.”

The BLA for CT-P10 includes data for CT-P10 and reference rituximab in terms of efficacy, safety, immunogenicity, pharmacodynamics (PD) and pharmacokinetics (PK). These trials were conducted in over 600 patients and include up to 104 weeks of data. CT-P10 was approved by the European Commission in February 20172 and has launched in the U.K., Germany, Netherlands, Spain and the Republic of Korea.

“Teva is pleased to announce this important milestone today, with our partner Celltrion, bringing us one step closer to making additional biosimilar treatment options available to patients in the U.S.,” said Paul Rittman, Senior Vice President and General Manager, Teva Oncology. “We look forward to leveraging Teva’s unique cross-functional capabilities across both specialty and generic medicines to continue our commitment to serving those dealing with cancer, rheumatoid arthritis, and other serious diseases.”

Celltrion and Teva entered into an exclusive partnership to commercialize CT-P10 and CT-P6, a biosimilar to Herceptin (trastuzumab), in the U.S. and Canada in October 2016. As part of the agreement, Teva is responsible for all commercial activities in the U.S. and Canada, pending regulatory approvals for both products. Celltrion has responsibility for completing all clinical development and regulatory activities.

The BLA for CT-P10 has been accepted for filing by the FDA for standard review, with FDA Regulatory Action expected during the first quarter of 2018.

About Celltrion, Inc.

Headquartered in Incheon, Korea, Celltrion is a leading biopharmaceutical company, specializing in research, development and manufacture of biosimilar and innovative drugs. Celltrion strives to provide more affordable biosimilar mAbs to patients who previously had limited access to advanced therapeutics. Celltrion received FDA and EMA approval for Inflectra® and Remsima®, respectively, which is the world’s first biosimilar mAb to receive approval from a regulatory agency in a developed country. For more information, visit www.celltion.com.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

About hematological cancers

Hematological cancers begin in blood-forming tissue or cells of the immune system. There are three common types of hematological cancers: lymphoma, leukemia and myeloma. There are many types of NHL, the most common group is B cell lymphomas, of which follicular lymphoma and diffuse large B cell lymphoma are the most common. CLL is a type of leukemia and is characterized by accumulation of monoclonal B cells (a type of white blood cell).

About rheumatoid arthritis

Rheumatoid Arthritis (RA) is estimated to affect as much as 1% of the worldwide population. On average, every third person with RA becomes work disabled and up to 40 percent leave work completely within 5 years of diagnosis. Although there is no cure for RA, there are many treatments that can reduce inflammation and ease pain. As with all rheumatic diseases early diagnosis and intervention is key.

About CT-P10 (biosimilar rituximab)

CT-P10 is an investigational mAb designed to target CD20, a protein found on the surface of most B cells. Overactive B cells can stimulate attack of healthy cells in immune-related diseases such as RA. B cells are also implicated in some types of hematological cancer including NHL and CLL. B cells express CD20 at many stages of their development making the protein a good target for treatments.

CT-P10 is approved in the EU for the treatment of people with NHL, CLL, RA, granulomatosis with polyangiitis and microscopic polyangiitis. Further details of the approved indications and safety information for CT-P10 are available in the summary of product characteristics (SmPC3).

Teva’s Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding CT-P10 which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals of CT-P10.

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

###

[1]	Rituxan® is a registered trademark of Biogen

[2]	European Commission. Community register of medicinal products for human use. Available at http://ec.europa.eu/health/documents/community-register/html/h1167.htm.

[3]	European Commission. Community register of medicinal products for human use. Available at http://ec.europa.eu/health/documents/community-register/html/h1167.htm.